September 7, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:   Patrick Gilmore, Accounting Branch Chief

Re:	DecisionPoint Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 23, 2011
Form 8-K filed May 24, 2011
File No. 333-144279

Dear Mr. Gilmore:

We are responding to comments contained in the staff letter, dated August 10, 2011, addressed to Donald Rowley, the Chief Financial Officer of DecisionPoint Systems, Inc., which as explained in our July 18, 2011 response letter is now known as DecisionPoint Systems International, Inc., with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on March 16, the Company’s 10-Q for the period ended March 31, 2011, which was filed with the Commission on May 23, 2011 and the Company’s current report on Form 8-K, which was filed with the Commission on May 24, 2011.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Commission’s comment to which it applies (the “Comments”).  The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

t: 949.465.0065
f: 949.859-3647

19655 Descartes
Foothill Ranch, CA 92610-2609
www.decisionpt.com

Item 1.  Business, page 3

DecisionPoint Systems, Inc., File No. 000-54200

Form 8-K filed June 21, 2011

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The Company formerly known as Comamtech, Inc., page 39

1.
We note that on June 21, 2011, you dismissed Raymond Chabot Grant Thornton as your independent registered public accounting firm and approved the engagement of BDO USA, LLP.  We further note that you appear to have provided the disclosures required by Item 304 of Regulation S-K, relating to the change in independent registered public accounting firm, here rather that under Item 4.01 of Form 8-K.  Please amend your filing to provide these disclosures under the proper item tag.  This comment also applies to the Form 8-K/A field on July 7, 2011 containing a letter from your former independent registered public accounting firm in exhibit 16.

Response:

As noted in the Company’s July 18, 2011, response letter, the Company is filing an amended 10-K to add the responses set forth in its letter.  At the time of filing the amended 10-K, the Company will also amend the 8-K that it filed on June 21, 2011 to include the financial statements that are being included in the amended 10-K and it will also include the disclosures required by Item 304 under Item 4.01 of the amended 8-K.

December 31, 2010 and 2009

Note 3 – Acquisition of CMAC, page F-26

2.
We note your response to prior comment 9 and the revised statement of cash flows provided in exhibit A.  Please tell us how you considered amending your previously filed financial statements to include the revised statement of cash flows.  This comment also applies to Form 10-K for the Fiscal Year Ended December 31, 2010 and Form 10-Q for the Quarterly Period Ended March 31, 2011 filed by the predecessor.

Response:

The Company will include an amended cash flow statement in its amended Form 10-K/A and will amend its 10Q for the quarter ended March 31, 2011 to include a revised cash flow statement that will properly reflect the CMAC transaction.

t: 949.465.0065
f: 949.859-3647

19655 Descartes
Foothill Ranch, CA 92610-2609
www.decisionpt.com

Notes to Pro Forma Combined Balance Sheet

Note 1 – Basis of Presentation, page F-45

3.
We note that you did not present pro forma statements of operations for any period due to the fact that “Comamtech had disposed of all its operations prior to their year end of December 31, 2010.”  However, we also note from Comamtech’s filings prior to the merger that Comamtech reported losses from continuing operations for the year ended December 31, 2010 as well as the quarter ended March 31, 2011.  Please explain in further detail why you did not present pro forma statements of operations reflecting Comamtech’s losses from continuing operations. In this regard, your basis for omitting pro forma statements of operations under Article 11 of Regulation S-X is not clear.

Response:

Comamtech, Inc. was incorporated on August 16, 2010, under the laws of the province of Ontario, Canada for the sole purpose of facilitating the sale of Copernic Inc. (“Copernic”), the predecessor company to Comamtech, which effectively resulted in Comamtech becoming a “public shell” in order to facilitate the reverse acquisition transaction with DecisionPoint Systems Inc., (“DecisionPoint”).  Following the closing of the sale of Copernic to N. Harris Computer Corporation, (“Harris”) on November 4, 2010, Comamtech became a “public shell” company with no operating business.  Comamtech retained certain non-operating assets of Copernic.  According to Comamtech’s Form 20-F filed on April 5, 2011, Comamtech was inactive following the sale of Copernic, and would remain so until completion of the merger with DecisionPoint, which occurred on June 15, 2011.  The Company accounted for the transaction a reverse re-capitalization.

The financial statements for Comamtech for the period ended December 31, 2010, were prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).and as such, did not account for the disposition of Copernic as discontinued operation which would have been required under US GAAP.  The Company reviewed the income statement for the year ended December 31, 2010 and the results of continuing operations in Comamtech’s Form 20-F and noted that all operating activities ceased upon the sale of the Copernic to Harris, and that all transactions prior the sale would have been reported as discontinued operations had the report been filed under US GAAP.

Subsequent to the sale of Copernic to Harris, Comamtech had no operating revenues.  The only income generated by Comamtech was from accrued interest on other receivables which resulted from the sale of Copernic and from a note receivable from a previous unrelated asset sale.

During 2011, up until the completion of the merger, general and administrative expenses are solely related to the reverse acquisition transaction with DecisionPoint.  There were no costs related to marketing, sales and service, or product development and technical support.

As a result of the foregoing, the Company did not present pro forma statements of operations for Comamtech in its 8K filed with the Commission on June 21, 2011.

t: 949.465.0065
f: 949.859-3647

19655 Descartes
Foothill Ranch, CA 92610-2609
www.decisionpt.com

DecisionPoint Systems, Inc. File No. 333-144279

Form 10-K for the Fiscal Year Ended December 31, 2010

General

4.	We note that you have not filed a Form 15 with respect to your reporting obligation under Section 12(g) of the Exchange Act as a result of the merger with Comamtech, Inc. Please advise.

Response:

As soon as reasonably practicable after the staff notifies the Company that it has concluded its review of the above-referenced filings, the Company will file a Form 15.

5.
In your Form 8-K filed on May 24, 2011, you indicate that the company relied upon “Section 4(2) of the Act and/or Regulation D promulgated thereunder” in connection with the referenced private placement of securities.  Please clarify whether the unregistered sale of securities was made in reliance upon Rule 506 of Regulation D and, if so, why you did not file a Form D.

Response:

The sale of the securities was made to one accredited investor, who represented that it purchased the securities for investment, and there was no public offering or general solicitation with respect to the purchase or sale of these securities.  As result, the Company claims an exemption under Section 4(2) of the Act.

Item 1.  Business, page 3

6.
We have reviewed your response to prior comment 1 and note your unsupported assertion that you are not substantially dependent on either of your two largest customers.  Please provide us with a quantitative analysis supporting your statement.  In your response, specifically indicate the percentage of your revenues generated by each customer and describe the material terms of your agreements.  You should specifically discuss whether the agreements include purchase or other requirements as well as the term and termination provisions and disclose the terms of material agreements, including material customer agreements, in your filing.  Note that confidentiality agreements between the parties are not a basis for omitting information required to be disclosed under Regulation S-K.

Response:

Maintaining a strong customer relationship with an understanding of their requirements and competitive pricing is how we continue our competitive position against current and potential competitors.  Disclosing our customers by name could provide an unfair advantage to our competitors who may be larger companies with more financial and technical resources than us.  The Company continues to work toward developing a more diversified customer revenue base with its solutions including hardware and software as well as consulting and solution design, technical and programming services, and software and support service offerings.

t: 949.465.0065
f: 949.859-3647

19655 Descartes
Foothill Ranch, CA 92610-2609
www.decisionpt.com

The Company will amend its Annual Report on Form 10-K/A to include the following:

For the year ended December 31, 2010, the Company had two customers that generated 26% of total sales.  One customer within the healthcare industry generated 16% of total sales, the other customer within the transportation/logistic industry generated 10% of total sales.  Any one of our customers could reduce their orders for our products and services in favor of a more competitive price or different product at any time.  The loss of any one of these customers or reduced purchases by them would not have a material adverse effect on our business as we would adjust our personnel staffing levels accordingly.

Our contracts with these customers and our other customers do not include any specific purchase requirements or other requirements outside of the normal course of business.  The majority of our customer contracts are on an annual basis.  Typical hardware sales are submitted on an estimated order basis with subsequent follow on orders for specific quantities.  These sales are ultimately subject to the time that the units are installed at all of the customer locations as per their requirements.  Service contracts are purchased on an annual basis generally and are the performance responsibility of the actual service provider as opposed to the Company.  Termination provisions are generally standard clauses based upon non-performance, but a customer can cancel with a certain reasonable notice period anywhere from 30 to 90 days.  General industry standards for contracts provide ordinary terms and conditions, while actual work and performance aspects are usually dictated by a Statement of Work which outlines what is being ordered, product specifications, delivery, installation and pricing.

7.
We refer to your response to prior comment 2.  Notwithstanding your statement that you do not want your competitors to have any knowledge of the terms and conditions of your agreements with suppliers, to the extent you have a material agreement with Motorola, please identify this supplier in your filing and include a description of the material terms of that agreement.

Response:

In response to the Staff’s comment about our major suppliers, we have consistently disclosed that Motorola Solutions was our principal supplier for hardware and service contracts among several other named suppliers that we either purchase directly from the supplier or through wholesale distribution channels.  We do not consider the agreement that we have with Motorola to be material because the specific terms that govern our relationship are determined on a case by case basis depending on the amount and type of products we are buying and the specific customer situation.

We will continue to disclose Motorola Solutions and any other suppliers as being material in all our future filings.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Donald W. Rowley
Donald W. Rowley Chief Financial Officer

t: 949.465.0065
f: 949.859-3647

19655 Descartes
Foothill Ranch, CA 92610-2609
www.decisionpt.com